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                                        Filed by Beneficial Mutual Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  FMS Financial Corporation
                                                   Commission File No.:  0-17353


        ANSWERS TO QUESTIONS ABOUT OUR RECENT STOCK ISSUANCE ANNOUNCEMENT
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A registration statement relating to the securities described herein will be filed with the Securities and Exchange Commission and has not yet become effective. When such registration statement is filed, it will be available via the Securities and Exchange Commission's website at www.sec.gov. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. These questions and answers about our recent stock issuance announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Non-deposit investment securities, such as the shares of stock described herein, are not federally insured, may involve investment risk and are neither obligations of nor guaranteed by Beneficial Mutual Savings Bank or Beneficial Mutual Bancorp, Inc.

Q:       WHAT IS THE RECENT STOCK ISSUANCE ANNOUNCEMENT?

A:       The Board of Directors of Beneficial Mutual Bancorp, Inc.
         (the "Company"), the stock holding company for Beneficial Mutual Savings Bank (the "Bank"), adopted a Plan of Stock Issuance on November 30, 2006 and expects the minority stock offering to close by mid-year 2007, although no assurance can be given regarding when the closing will actually occur or whether all approvals necessary to consummate the offering will be obtained. The Company will sell some of its stock to subscribers in a minority stock offering and will also offer shares to shareholders of FMS Financial Corporation ("FMS") in connection with the acquisition of FMS by the Company. Following the completion of the minority stock offering, approximately 55% of the Company's common stock will be held by its parent mutual holding company, Beneficial Savings Bank MHC (the "MHC"), and the remaining 45% will be held by depositors and the public.

Q:       HOW CAN BENEFICIAL ISSUE STOCK?  IT IS IN THE MUTUAL FORM OF
         ORGANIZATION.

A: In 2004, the Bank reorganized into the mutual holding company form of organization and formed the Company and the MHC. All of the stock of the Bank is owned by the Company and all of the stock of the Company is currently owned by the MHC. Now, the Company plans to publicly issue shares of stock of the Company to the Bank's depositors and the public.

Q:       WHAT IMPACT WILL THE OFFERING HAVE ON BENEFICIAL AND ITS OPERATIONS?

A: After the offering, the Company and the Bank will continue to operate from their existing offices, in addition to the FMS offices that the Bank continues to operate following the acquisition of FMS. The Bank's principal business of soliciting deposits and granting mortgages and other loans will continue without interruption and the Bank will continue to offer its full range of financial services to customers and the general public.


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Q:       WILL THE OFFERING IMPACT EXISTING SAVINGS ACCOUNTS?

A: The offering will have no effect whatsoever on existing savings accounts. All accounts will remain insured up to applicable limits by the Federal Deposit Insurance Corporation. Interest rates and existing withdrawal rights will be subject to the same policies as prior to the offering.

Q:       WILL THE OFFERING IMPACT EXISTING LOANS?

A: The offering will have no effect whatsoever on existing loans and the contractual obligation of each of the Bank's borrowers will remain the same. There will be no change in the amount, interest rate, maturity, security or any other condition relating to existing loans.

Q:       IS THE OFFERING SUBJECT TO REGULATORY APPROVAL?

A: Yes. The Securities and Exchange Commission must declare the registration statement effective and the Office of Thrift Supervision must approve the Plan of Stock Issuance and the related application.

Q:       WHAT INFORMATION IS AVAILABLE RELATING TO THE PROPOSED OFFERING?

A: All information relating to the proposed offering will be set forth in the registration statement, which we expect will be filed with the Securities and Exchange Commission in the first quarter of 2007, although no assurance regarding actual timing can be given. After the registration statement is declared effective by the Securities and Exchange Commission, information in the form of a prospectus will be sent to all persons eligible to purchase stock in the offering.

Q:       WHO IS ELIGIBLE TO PURCHASE STOCK IN THE OFFERING?

A: Stock initially will be available on a first priority basis to depositors of record as of November 30, 2005. If the stock offering is not fully subscribed for by first priority depositors, it will be offered to other depositors and possibly the general public. After the initial offering, stock will be available to anyone on the open market.

Q: I KNOW I HAD DEPOSITS WITH THE BANK ON NOVEMBER 30, 2005. WILL I BE ABLE TO PURCHASE STOCK?

A: At this time, we are unable to determine who is eligible to purchase stock. Everyone who is eligible to purchase stock will receive complete information around May 2007.

Q:       HOW WAS THE NOVEMBER 30, 2005 DATE CHOSEN?

A: The date of November 30, 2005 was chosen based upon Office of Thrift Supervision regulations, which require the eligibility record date to be at least one year prior to the date the Board approved the stock issuance plan.


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Q:       HOW AND WHEN WILL CUSTOMERS BE ABLE TO PURCHASE STOCK IN THE INITIAL
         OFFERING?

A: Customers eligible to purchase stock will be sent a prospectus with all pertinent information about the Company and how to purchase stock around May 2007. The stock sale should be completed sometime around mid-year 2007, although no assurance can be given regarding when the closing will actually occur or whether all approvals necessary to consummate the offering will be obtained.

Q:       WILL ANY PERSON BE REQUIRED TO PURCHASE STOCK IN THE OFFERING?

A: No person will be required to purchase stock in the offering. The decision of whether to purchase stock will be exclusively that of each individual.

Q: HOW MANY SHARES OF STOCK WILL BE SOLD IN THE OFFERING AND WHAT IS THE PROPOSED SALE PRICE?

A: The number and sale price of the shares of stock to be sold in the offering will be determined as part of an independent appraisal and will be included in the registration statement and regulatory applications that the Company and Bank will file with the Securities and Exchange Commission and Office of Thrift Supervision in connection with the offering.

Q:       HOW MANY SHARES OF STOCK CAN I PURCHASE?

A: The prospectus that will be sent to all persons eligible to purchase stock in the offering will contain detailed information about the stock purchase limits imposed on the Bank's depositors and the public.

Q:       WILL THE STOCK PAY DIVIDENDS AND WILL THE STOCK BE INSURED?

A: The Board of Directors has the discretion to establish a dividend policy. Full information relating to the dividend policy will be set forth in the prospectus and related offering materials to be sent to persons eligible to participate in the offering.

         The stock issued by the Company will not be insured by the United States government or any other authority.


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Q:       WHEN WILL BENEFICIAL FILE THE REGISTRATION STATEMENT AND REGULATORY
         APPLICATIONS WITH RESPECT TO THE OFFERING AND WHEN WILL THE REGISTRATION STATEMENT BE DECLARED EFFECTIVE AND THE APPLICATIONS BE APPROVED?

A: It is anticipated that the registration statement and regulatory applications will be filed with the Securities and Exchange Commission and Office of Thrift Supervision during the first quarter of 2007. No assurance can be given regarding when the closing will actually occur or whether all approvals necessary to consummate the offering will be obtained.

Q:       WHO CAN ANSWER FURTHER QUESTIONS ABOUT THE PROPOSED OFFERING?

A: Questions should be directed to either Joseph Conners at (215) 864-6009 or Marion Blow at (215) 864-6011.